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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________October 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Press Release: October 3, 2007

2. Material Change Report: October 3, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

October 3, 2007

Hole PLRC-20 intersects 6.1 metres grading 15.14 g/t gold in oxides within a 152-metre of 1.64 g/t gold mineralized intersection in the Los Planes zone.

Pediment Exploration Ltd. (TSX-V:PEZ) is pleased to report on the newly received assay results from reverse circulation drill hole PLRC-20, part of the continuing 10,000-metre program at the Los Planes zone within the 100% owned San Antonio gold project in Baja California Sur, Mexico. These analytical results continue to confirm the large size and high-grade nature of the Los Planes gold mineralized area.  The significance of the results from these assays confirm continuation of a thick gold mineralized section within the San Antonio shear zone, that extends to surface under shallow pediment cover and has a down-dip length of more than 300 metres. Oxidized gold mineralization is broadened in surface extent by block faulted oxidized mineralization as indicated by the drill phase in progress. The table of intercepts from PLRC-20 is presented below.

Drill hole PLRC-20 is a vertical hole located about 150 metres north of hole PLRC-03 and 70 metres northeast of core hole LCDD-19, on section N39800. Please click on the links below to view the updated drill plan and cross sections.  PLRC-20 is located 50 metres north of section N39750. Please click below to see the recent drill hole plan map for the Los Planes zone.

Drill Plan:

http://www.pedimentexploration.com/i/pdf/sep182007_SA_NR_Plan.pdf

PRESENTED NEW RESULTS

	From (metres)	To (metres)	Length (metres)	Gold grade (grams per tonne)	Comments
PLRC-20	20.42	53.95	33.53	3.29	Oxide zone
including	32.61	38.71	6.10	15.14	Oxide zone
and	61.57	79.86	18.29	1.119	Oxide zone
and	87.48	172.82	85.34	1.371	Oxide to 93.6, mixed to 114.9
including	145.39	151.49	6.10	5.26	Within sulphide zone

Note: Hole PLRC-20 was drilled vertically and intercepts shown are not true width. The Los Planes zone is observed to dip about 45 degrees to the west.

As can be observed from the table above, a deep level of oxidation is being found at Los Planes, reaching over 100 metres depth in several sections. In hole PLRC-20, the oxide mineralized zones are characterized as follows:

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

From

To

Zone

20.42 metres

  95.57 metres

Oxide

104.24 metres

114.91 metres

Mixed oxide-sulphide

114.91 metres

171.30 metres

Sulphide

Observations Acquired from Drilling:

Drilling has now traced Los Planes gold mineralization for approximately 1000 metres of strike, and the zone remains open.  Los Planes is interpreted to be a northern continuation of the historic Las Colinas resource, though Los Planes displays both higher grades and larger thicknesses.  The drilled thickness of mineralization at Los Planes varies from 25 to more than 130 metres and both the eastern (up-dip) and western (down-dip) boundaries of the Los Planes system are still to be determined.  Oxides after sulphide mineralization are observed for up to 120 meters depth with partial oxidation extending up to another 50 meters in some areas. The unusually deep oxidation for this region is believed to be the result of normal faults creating conduits for meteoric water to penetrate to greater depths.

Drill hole PLRC-20 penetrated a deep zone of oxide gold mineralization in granodiorite. A basin fault passes east of the drill hole and an up-dip portion of the system may be down-dropped within this fault block to extend the target area further to the east.  A review of the geophysical data in this area suggests thin basin cover 400 metres to the northeast of PLRC-20 with deep oxidation. This area will be drill tested for a secondary zone within the large permissive San Antonio shear.

The company has drilled 7800 meters (RC) and samples from twenty three additional drill holes have been shipped to ALS Chemex facilities, assay results from these will be released once they have been received and compiled. Going forward the company will receive drill hole results in clusters and these will be release several holes at a time. Drilling is continuing without breaks except for hurricane warnings.

SAMPLING

Each 1.5 metre-long section of material from the reverse circulation drill is collected and split on site, with one-half retained at the project and the balance shipped to the ALS Chemex preparatory facility in Hermosillo, Sonora Mexico.  The ALS Chemex lab weighs received material, and a part is ground to a pulp fraction and shipped to the Vancouver, B.C. laboratory facility.  Analyses are performed for gold by fire assay with AA finish, with over limit (+10 g/t gold) re-assayed by fire assay with a gravimetric finish.

Vice President, Exploration, Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101 and has approved the information contained in this release. The project supervisor is geologist Pedro Teran, B.Sc.

Pediment Exploration is a well financed, aggressive exploration company with a focus on exploration of precious metals deposits in western Mexico, and is actively exploring a series of projects in Baja California Sur and Sonora.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On Behalf of the Board

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties .

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(the “Company”)

Item 2

Date of Material Change

October 3, 2007.

Item 3

News Release

The news release was disseminated on October 3, 2007 by way of Stockwatch.

Item 4

Summary of Material Change

The Company has reported results from one additional hole, PLRC9-20, part of the continuing 10,000-metre, reverse-circulation drill program at its 100% owned San Antonio project in Baja California Sur, Mexico.  Hole PLRC-20 is a vertical hole located about 150 metres north of hole PLRC-03 and 70 metres northeast of core hole LCDD-19, on section N39800. It is located 50 metres north of section N39750.  Hole PLRC-20 reported positive gold-grade intervals.

.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

PRESENTED NEW RESULTS

	From (metres)	To (metres)	Length (metres)	Gold grade (grams per tonne)	Comments
PLRC-20	20.42	53.95	33.53	3.29	Oxide zone
including	32.61	38.71	6.10	15.14	Oxide zone
and	61.57	79.86	18.29	1.119	Oxide zone
and	87.48	172.82	85.34	1.371	Oxide to 93.6, mixed to 114.9
including	145.39	151.49	6.10	5.26	Within sulphide zone

Note: Hole PLRC-20 was drilled vertically and intercepts shown are not true width. The Los Planes zone is observed to dip about 45 degrees to the west.

As can be observed from the table above, a deep level of oxidation is being found at Los Planes, reaching over 100 metres depth in several sections. In hole PLRC-20, the oxide mineralized zones are characterized as follows:

From

To

Zone

20.42 metres

  95.57 metres

Oxide

104.24 metres

114.91 metres

Mixed oxide-sulphide

114.91 metres

171.30 metres

Sulphide

Observations Acquired from Drilling:

Drilling has now traced Los Planes gold mineralization for approximately 1000 metres of strike, and the zone remains open.  Los Planes is interpreted to be a northern continuation of the historic Las Colinas resource, though Los Planes displays both higher grades and larger thicknesses.  The drilled thickness of mineralization at Los Planes varies from 25 to more than 130 metres and both the eastern (up-dip) and western (down-dip) boundaries of the Los Planes system are still to be determined.  Oxides after sulphide mineralization are observed for up to 120 meters depth with partial oxidation extending up to another 50 meters in some areas. The unusually deep oxidation for this region is believed to be the result of normal faults creating conduits for meteoric water to penetrate to greater depths.

Drill hole PLRC-20 penetrated a deep zone of oxide gold mineralization in granodiorite. A basin fault passes east of the drill hole and an up-dip portion of the system may be down-dropped within this fault block to extend the target area further to the east.  A review of the geophysical data in this area suggests thin basin cover 400 metres to the northeast of PLRC-20 with deep oxidation. This area will be drill tested for a secondary zone within the large permissive San Antonio shear.

The company has drilled 7800 meters (RC) and samples from twenty three additional drill holes have been shipped to ALS Chemex facilities, assay results from these will be released once they have been received and compiled. Going forward the company will receive drill hole results in clusters and these will be release several holes at a time. Drilling is continuing without breaks except for hurricane warnings.

SAMPLING

Each 1.5 metre-long section of material from the reverse circulation drill is collected and split on site, with one-half retained at the project and the balance shipped to the ALS Chemex preparatory facility in Hermosillo, Sonora Mexico.  The ALS Chemex lab weighs received material, and a part is ground to a pulp fraction and shipped to the Vancouver, B.C. laboratory facility.  Analyses are performed for gold by fire assay with AA finish, with over limit (+10 g/t gold) re-assayed by fire assay with a gravimetric finish.

Vice President, Exploration, Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101 and has approved the information contained in this release. The project supervisor is geologist Pedro Teran, B.Sc.

Pediment Exploration is a well financed, aggressive exploration company with a focus on exploration of precious metals deposits in western Mexico, and is actively exploring a series of projects in Baja California Sur and Sonora.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

October 5, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: October 5, 2007          By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director